P&O

News Release

For immediate release

Not for release, publication or distribution, in whole or in part, in or into Canada or Japan

20 December 2005

Acquisition of The Peninsular and Oriental Steam Navigation Company ("P&O") by Thunder FZE (the "Offeror"), a wholly owned subsidiary of Ports, Customs and Free Zone Corporation, Dubai ("PCFC")

Posting of the Scheme Circular

P&O announces that it has today posted the circular containing, amongst other things, the terms of the Deferred Scheme, the Concessionary Scheme and the Preferred Stock Cancellation and an explanatory statement (pursuant to section 426 of the Companies Act 1985) to all P&O Stockholders and optionholders (the "Scheme Circular"). The various Court and Stockholder meetings to approve the transaction are scheduled to be held on 20 January 2006. Subject to approval at the relevant Court and Stockholder meetings and the receipt of regulatory approvals, the transaction is expected to become effective upon 9 February 2006.

Acquisition of P&O stock by PSA

Over the past few weeks, there has been press speculation in relation to the intentions of PSA and / or Temasek, holding companies for the ports operations of the Singaporean government. So far as the P&O board of directors is aware, PSA currently owns approximately 4.1 per cent. of the Deferred Stock of P&O, having increased the size of its holding from approximately 2 per cent. which it owned prior to 27 October 2005, being the last business day prior to recent speculation regarding a possible offer for P&O.

On 5 December 2005, PSA and Temasek made the following announcement:

"Following press speculation, PSA International Pte Ltd and Temasek Holdings (Private) Limited wish to make clear that no statement has been made which imposes an obligation upon, nor restricts, either of them from any future course of action."

PSA's and Temasek's announcement leaves open the possibility of them making an offer for P&O or for purchasing Deferred Stock to prevent the Deferred Scheme becoming effective. It is also possible that PSA and Temasek may not wish to make any further purchases of Deferred Stock nor make an offer for P&O. The highest price that PSA or Temasek has paid for a unit of Deferred Stock in recent weeks is 460 pence. This is of relevance should PSA or Temasek make an offer for P&O as any offer would need to be at a price equal to or above 460 pence per unit of Deferred Stock.

However, to date, the P&O board of directors has had no contact from PSA or Temasek and no proposal has been received. Therefore, there can be no certainty that any proposal will be forthcoming. As a result, the P&O board of directors sees no reason to alter its recommendation of the offer for the Deferred Stock by the Offeror to the Deferred Stockholders taken as a whole.

Terms of the Concessionary Scheme

The terms of the Deferred Scheme and the Preferred Stock Cancellation were announced on 29 November 2005.

Agreement has also been reached on the terms of the acquisition by the Offeror of the Concessionary Stock. The Concessionary Scheme will only be implemented if the Deferred Scheme becomes effective and is implemented in accordance with its terms. If the Concessionary Scheme becomes effective, the Concessionary Stock will be cancelled and, in exchange, the Concessionary Stockholders will receive:

For each unit of Concessionary Stock	**£1.20 (together with an amount equal to any accrued dividend) in cash**

Concessionary Stockholders are able to elect to receive in respect of the whole or any part of their holding of Concessionary Stock, as an alternative to the cash consideration referred to above, the following:

For each unit of Concessionary Stock	**£1 (together with an amount equal to any accrued dividend) in cash plus one Concessionary Unit providing continuing rights to discounted ferry fares**

Concessionary Stockholders who elect to receive, for each unit of Concessionary Stock, £1 (together with an amount equal to any accrued dividend) in cash plus one Concessionary Unit will be entitled to the same discounted fares on certain P&O car ferries as they would have been entitled to under the existing Concessionary Fare Scheme if they had held the same number of units of Concessionary Stock. Discounts will continue to be calculated by reference to the number of Concessionary Units held.

Holders of the Concessionary Units will no longer be Stockholders in P&O. The Concessionary Units are transferable but will not be listed on any stock exchange.

FSA Document Viewing Facility

Copies of the Scheme Circular shall be submitted to the Financial Services Authority (the "FSA") on 20 December 2005 and will be available for inspection at the FSA Document Viewing Facility from 20 December 2005, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7066 1000

The Scheme Circular is also available on P&O's website, www.pogroup.com.

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Scheme Circular.

Enquiries

Brunswick Group (Public Relations adviser to P&O)
Sophie Fitton +44 20 7404 5959

Bell Pottinger Corporate & Financial (Public Relations adviser to DP World)
Stephen Benzikie +44 20 7861 3232

Citigroup Global Markets Limited is acting as financial adviser and corporate broker to P&O and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Proposals or any matter referred to in this announcement.

N M Rothschild & Sons Limited is acting as financial adviser to P&O and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in relation to the Proposals or any matter referred to in this announcement.

Deutsche Bank AG is acting as financial adviser and corporate broker to the Offeror and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Deutsche Bank AG or for providing advice in relation to the Proposals or any matter referred to in this announcement.

Morgan Stanley & Co. Limited is acting as corporate broker to P&O and no one else in connection with the Proposals and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley & Co. Limited or for providing advice in relation to the Proposals or any other matters referred to in this announcement.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any states or other jurisdiction of the United States, nor have the relevant clearances been, nor will they be, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities law of Japan. Accordingly, unless an exception under the Securities Act or such securities laws is available, the Loan Note Alternative is not being made available in, and the Loan Notes may not be offered, sold, resold or delivered, directly or indirectly, in, into or from, the United States or Japan, or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof. The Loan Notes will not be made available or to or for the account or benefit of any US Person or resident of Japan.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of P&O or the Offeror except where otherwise stated.

Whether or not a Deferred Stockholder votes his Deferred Stock units at the Deferred Stockholders Court Meeting, the Deferred Stockholders Class Meeting or the Extraordinary General Meeting, if the Deferred Scheme becomes effective, his units of Deferred Stock will be acquired or cancelled pursuant to the Deferred Scheme. Whether or not a Concessionary Stockholder votes his Concessionary Stock units at the Concessionary Stockholders Court Meeting, the Concessionary Stockholders Class Meeting or the Extraordinary General Meeting, if the Concessionary Scheme becomes effective, his units of Concessionary Stock will be cancelled pursuant to the Concessionary Scheme. Whether or not a Preferred Stockholder votes his Preferred Stock units at the Extraordinary General Meeting, if the Preferred Stock Cancellation becomes effective, his units of Preferred Stock will be cancelled pursuant to the Preferred Stock Cancellation.

P&O and the Offeror urge the Stockholders to read the Scheme Circular when received as it contains important information relating to the Proposals. Stockholders may obtain a free copy of the Scheme Circular from 20 December 2005 from any of Citigroup Global Markets Limited, N M Rothschild & Sons Limited, Deutsche Bank AG or Morgan Stanley & Co. Limited.

The P&O directors accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

(ends)